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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        December 1, 2005

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	December 13, 2005	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED FILES FINAL SHORT FORM PROSPECTUS FOR BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release:	December 1, 2005

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) announced today that it has obtained receipts for a final short form prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share (the “issue price”), representing an aggregate issue amount of $25,000,000. AnorMED has also granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares at the issue price, exercisable until 48 hours prior to the closing date, which is expected to be on or about December 8, 2005. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Final Short Form Prospectus filed with securities regulatory authorities and dated December 1, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

For further information: W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: (604) 530-1057 E-mail: info@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: (604) 532-4667 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES EXERCISE OF UNDERWRITERS’ OPTION AND OVER-ALLOTMENT OPTION

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release:	December 5, 2005

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) announced today that it has received notice that the underwriters have exercised their option to purchase 1,250,000 Common Shares for gross proceeds of $5,000,000 and have exercised their over-allotment option to purchase an additional 1,125,000 common shares for further gross proceeds of $4,500,000 (the “Options”). The Options were granted pursuant to an agreement (the “Underwriting Agreement”) with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share (the “issue price”), representing an aggregate issue amount of $25,000,000. Pursuant to the Underwriting Agreement, AnorMED granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares at the issue price, exercisable until 48 hours prior to the closing date. The underwriters were also granted an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price. The closing date is expected to be on or about December 8, 2005.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering, the completion of the offering is subject to the satisfaction of customary closing conditions and other risk factors associated with the Company’s business contained in the Company’s Final Short Form Prospectus filed with securities regulatory authorities and dated December 1, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

For further information: W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: (604) 530-1057 E-mail: info@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: (604) 532-4667 E-mail : ewhiting@anormed.com

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

PRESS RELEASE

ANORMED CLOSES $34,500,000 BOUGHT DEAL FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For Immediate Release:	December 8, 2005

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) announced today that it has successfully closed its offering of 8,625,000 Common Shares for gross proceeds of $34,500,000 in connection with the previously announced agreement (the “Underwriting Agreement”) with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation. The underwriting syndicate agreed to purchase 6,250,000 Common Shares from AnorMED, on a bought deal basis, and sell to the public at a price of $4.00 per Common Share (the “Issue Price”), representing an aggregate issue amount of $25,000,000.  As well, the underwriters have exercised their option under the Underwriting Agreement to purchase an additional 1,250,000 Common Shares at the Issue Price for further gross proceeds of $5,000,000 and have exercised their over-allotment option under the Underwriting Agreement, to purchase an additional 1,125,000 Common Shares at the Issue Price for further gross proceeds of $4,500,000.  As of December 8, 2005, after the closing, the Company has 40,501,692 Common Shares issued and outstanding.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering and other risk factors associated with the Company’s business contained in the Company’s Final Short Form Prospectus filed with securities regulatory authorities and dated December 1, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

For further information: W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: (604) 530-1057 E-mail: info@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: (604) 532-4667 E-mail : ewhiting@anormed.com

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED”, the “Company” or “we”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

December 1, 2005, in respect of the filing of the final short form prospectus.

December 5, 2005, in respect of the exercise of the underwriters’ option and over-allotment option in connection with the prospectus offering.

December 8, 2005, in respect of the closing of the prospectus offering.

Item 3.

News Release

The news release, in respect of the filing of the filing of the short form prospectus, was issued at Langley, B.C. on December 1, 2005 and disseminated via Canada NewsWire.

The news release, in respect of the exercise of the underwriters’ option and over-allotment option in connection with the prospectus offering, was issued at Langley, B.C. on December 5, 2005 and disseminated via Canada NewsWire.

The news release, in respect of the closing of the prospectus offering, was issued at Langley, B.C. on December 8, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced on December 1, 2005 that it has obtained a receipt for a final short form prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation.

The Company announced on December 5, 2005 that it has received notice that the underwriters have exercised their option to purchase 1,250,000 Common Shares for gross proceeds of $5,000,000 and have exercised their over-allotment option to purchase an additional 1,125,000 common shares for further gross proceeds of $4,500,000.

The Company announced on December 8, 2005 that it has successfully closed its offering of 8,625,000 Common Shares for gross proceeds of $34,500,000 in connection with the previously announced agreement (the “Underwriting Agreement”) with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation.

Item 5.

Full Description of Material Change

Filing of Final Prospectus

The Company announced on December 1, 2005 that it has obtained a receipt for a final short form prospectus relating to the recently announced agreement with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share (the “issue price”), representing an aggregate issue amount of $25,000,000. AnorMED has also granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares at the issue price, exercisable until 48 hours prior to the closing date, which is expected to be on or about December 8, 2005. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price

Exercise of Underwriters’ Option and Over-allotment Option

The Company announced on December 5, 2005 that it has received notice that the underwriters have exercised their option to purchase 1,250,000 Common Shares for gross proceeds of $5,000,000 and have exercised their over-allotment option to purchase an additional 1,125,000 common shares for further gross proceeds of $4,500,000 (the “Options”). The Options were granted pursuant to an agreement (the “Underwriting Agreement”) with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation under which the underwriters have agreed to purchase 6,250,000 Common Shares from AnorMED and sell to the public at a price of $4.00 per Common Share (the “issue price”), representing an aggregate issue amount of $25,000,000. Pursuant to the Underwriting Agreement, AnorMED granted the underwriters an option to purchase up to an additional 1,250,000 Common Shares at the issue price, exercisable until 48 hours prior to the closing date. The underwriters were also granted an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering and the underwriters’ option, exercisable at the issue price. The closing date is expected to be on or about December 8, 2005.

Closing of Prospectus Offering

The Company announced on December 8, 2005 that it has successfully closed its offering of 8,625,000 Common Shares for gross proceeds of $34,500,000 in connection with the previously announced agreement (the “Underwriting Agreement”) with an underwriting syndicate co-led by Raymond James Ltd. and BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation. The underwriting syndicate agreed to purchase 6,250,000 Common Shares from AnorMED, on a bought deal basis, and sell to the public at a price of $4.00 per Common Share (the “Issue Price”), representing an aggregate issue amount of $25,000,000.  As well, the underwriters have exercised their option under the Underwriting Agreement to purchase an additional 1,250,000 Common Shares at the Issue Price for further gross proceeds of $5,000,000 and have exercised their over-allotment option under the Underwriting Agreement, to purchase an additional 1,125,000 Common Shares at the Issue Price for further gross proceeds of $4,500,000.  As of December 8, 2005, after the closing, the Company has 40,501,692 Common Shares issued and outstanding.

THIS MATERIAL CHANGE REPORT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.  THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors include, but are not limited to, the Company’s need for additional funding, the Company’s expectations as to the use of proceeds from the offering and other risk factors associated with the Company’s business contained in the Company’s Final Short Form Prospectus filed with securities regulatory authorities and dated December 1, 2005.  The Company does not expect to update any forward-looking statements as conditions change.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:	Mr. W.J. (Bill) Adams

Chief Financial Officer
Telephone Number:	604 530 1057

Item 9.

Date of Report

December 9, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory